UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*
TD Banknorth Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
87235A 10 1

(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222
Copy to:
Lee Meyerson, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87235A 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	The Toronto-Dominion Bank I.R.S. Identification No. 13-5640479

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	Canada

	7	Sole Voting Power

Number of		143,960,169

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		143,960,169

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	143,960,169

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

	59.4%*

14	Type of Reporting Person (See Instructions)

	BK

*	Percentage ownership based on 242,391,218 shares of Issuer Common Stock outstanding as of February 27, 2007, as provided by the Issuer.

Item  1.  Security and Issuer
               This Amendment No. 11 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005, Amendment No. 4 thereto filed on February 8, 2006, Amendment No. 5 thereto filed on March 3, 2006, Amendment No. 6 thereto filed on April 21, 2006, Amendment No. 7 thereto filed on October 24, 2006, Amendment No. 8 thereto filed on November 21, 2006, Amendment No. 9 thereto filed on November 28, 2006 and Amendment No. 10 thereto filed on January 4, 2007 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.
Item  5.  Interest in Securities of the Issuer
               Item 5 of the Statement is hereby amended and supplemented by the following:
               (a)(i) As of February 27, 2007, TD was the beneficial owner of 143,960,169 shares of Issuer Common Stock, representing approximately 59.4% of the outstanding Issuer Common Stock, based on a total of 242,391,218 shares outstanding as of February 27, 2007, as provided to TD by the Issuer. This amendment is being filed to correct the ownership percentage reported in TD's most recent filing on Schedule 13D on January 4, 2007, which inadvertently did not reflect the increase in the number of shares of Issuer Common Stock outstanding after giving effect to the issuance of the 13 million shares of Issuer Common Stock purchased by TD in connection with the acquisition by the Issuer of Interchange Financial Services Corporation, as described in such prior filing. The percentage ownership reported in such prior filing should have been 59.5% based on the number of shares of Issuer Common Stock outstanding on January 1, 2007, after giving effect to the issuance of such shares. TD’s percentage ownership decreased slightly since January 1, 2007, due to an increase in the number of shares of Issuer Common Stock outstanding.
               (ii) Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, none of the individuals listed on Schedule I hereto beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 1,244,771 shares of Issuer Common Stock, representing less than 1% of the outstanding shares of Issuer Common Stock. This number includes 41,548 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer’s 401(k) Plan and options to purchase 1,189,375 shares of Issuer Common Stock granted pursuant to the Issuer's stock option plans, which options are exercisable within 60 days from the date hereof.
               (c) Except for purchases by Mr. Ryan as described below, neither TD nor, to the best of TD’s knowledge, any of the individuals named in Schedule 1 hereto, has engaged in any transaction in any shares of Issuer Common Stock since the most recent amendment to the Statement by TD:
               Mr. Ryan made the following purchases of Issuer Common Stock under the Issuer’s 401(k) Plan: 169.6 shares at $32.06 per share on January 8, 2007; 169 shares at $32.16 per share on January 22, 2007; 168.8 shares at $32.20 per share on February 2, 2007; 230 shares at $32.19 per share on February 5, 2007; 278 shares at $32.19 per share on February 15, 2007; and 168.6 shares at $32.26 per share on February 22, 2007.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Item 6 of the Statement is hereby amended and supplemented by the following:
          On or about February 16, 2007, a memorandum of understanding was entered into by the parties to the action In re TD Banknorth Shareholders Litigation, C.A. No. 2557-NC (Del. Ch., New Castle County), which is a consolidated lawsuit comprising of six actions filed in the Delaware Court of Chancery on November 20 and 21, 2006, on behalf of a putative class consisting of the public stockholders of the Issuer, and naming the Issuer, its directors and TD as defendants. This action seeks to challenge the transactions contemplated by the Agreement and Plan of Merger, dated November 19, 2006, among TD, Bonn Merger Co., a newly formed Delaware corporation and a wholly-owned subsidiary of TD, and the Issuer and the merger between the Issuer and Bonn Merger Co. contemplated thereby.
          While the Issuer and TD believe that these lawsuits are without merit, they sought a settlement in order to avoid the burdens and expense of further litigation. The memorandum of understanding provides for the settlement of the six lawsuits comprising the consolidated action, without admission of any wrongdoing by any of the defendants. Pursuant to the terms of the memorandum of understanding, the parties agreed, among other things, that (i) certain executive officers of TD will be treated as affiliates of TD for purposes of the requirement that the merger agreement be approved by holders of a majority of all outstanding shares of Issuer Common Stock not owned by TD and its affiliates, (ii) the Issuer would make certain disclosures requested by the plaintiffs, which disclosures will be reflected in the proxy statement filed by the Issuer in connection with the merger, and (iii) TD will establish a settlement fund in an aggregate amount of approximately $2.95 million. If the proposed settlement is finalized and approved, this settlement fund amount would be paid on a pro rata basis to stockholders of the Issuer who receive the merger consideration in the merger (an estimated $0.03 per share based upon the number of shares of Issuer Common Stock outstanding on the record date). The memorandum of understanding further states that the parties will enter into a stipulation of settlement, which will provide, among other things, that the complaints in the six actions comprising the consolidated lawsuit will be dismissed with prejudice, and that the final stipulation of settlement will contain a broad general release of all claims that have been or could have been brought by members of the purported class in connection with the merger. The proposed settlement is subject to a number of conditions, including successful completion of confirmatory discovery and negotiation of definitive settlement documentation, consummation of the merger, and final approval by the Delaware Court of Chancery following notice to our stockholders.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE TORONTO-DOMINION BANK
By:  /s/  Norie Campbell
Name:  Norie Campbell
Title:    Senior Vice President, Legal and Assistant General Counsel
Dated:  February 28, 2007